Exhibit 99.2

NXT ENERGY SOLUTIONS INC.
(For Form 20-F)

Management's Discussion and Analysis

For the Year Ended

December 31, 2018

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at April 1, 2019 unless otherwise stated, has been approved by the Board of Directors of the Company (the “Board”), and should be reviewed in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2018. This MD&A covers the unaudited three months ("Q4-18") and the twelve months year-to-date ended December 31, 2018 ("2018 YTD") periods, with comparative totals for the three months ("Q4-17") and the twelve months year-to-date ended December 31, 2017 ("2017 YTD").

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" or “$” in this MD&A refers to Canadian or CDN dollars ("CDN$") unless specific reference is made to United States or US dollars ("US$").

NXT and Stress Field Detector ("SFD®") in Canada and the United States are the registered trademarks of NXT.

Forward-looking Information

Certain statements in this MD&A constitute forward-looking information under applicable securities laws. These statements typically contain words such as "intends", "plans", "anticipates", "expects", "scheduled", “estimates”, “believes”, “forecasts” or other variations, (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved and relate primarily to:

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the continued use of proceeds from the Private Placement (as defined below);

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the timing and extent of potential future growth opportunities in new international markets including the potential securing of SFD® contracts, new business ventures, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals;

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the ability to successfully complete the SFD® data acquisition on the terms of contracts;

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completion SFD® recommendations within the contract parameters;

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ensuring collections of all contract revenue in accordance with the terms of the contract;

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estimates related to our future financial position and liquidity;

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estimated minimum annual commitments for our leased premises and equipment; and

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general business strategies and objectives.

This forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

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MD&A for the year ended December 31, 2018

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our ability to source personnel and equipment in a timely manner and at an acceptable cost;

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our ability to obtain all permits and approvals required;

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general business, economic and market conditions (including global commodity prices);

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the ability to obtain insurance to mitigate the risk of default on client billings; and

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foreign currency exchange and interest rates.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include:

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our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business and continue operations;

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conducting operations in international markets;

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the emergence of alternative competitive technologies;

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protection of our intellectual property and rights to our SFD® technology;

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reliance on a limited number of aircraft;

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the loss of key personnel;

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our dependence on a limited number of clients;

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foreign currency and interest rate fluctuations may affect our financial position;

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changes in, or in the interpretation of, laws, regulations or policies; and

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volatility in oil and natural gas commodity prices may reduce demand for our services.

Although the Company has attempted to identify important factors and risks that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

See the section titled "Risk Factors" for more information relating to risks, and for more information about industry factors affecting NXT’s performance and additional trends, demand, commitments, events or uncertainties that are reasonably likely to have an effect on NXT’s businesses and future performance and the financial statements in this MD&A and NXT's current Annual Information Form. Except as required by law, NXT assumes no obligation to update forward-looking information should circumstances or the Company's estimates or opinions change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

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MD&A for the year ended December 31, 2018

Non-GAAP Measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Net working capital is the net result of the difference of current assets less current liabilities. Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.

Description of the Business

NXT utilizes its proprietary and patented SFD® survey method to provide airborne, gravity-based geophysical surveys to companies involved in oil and gas exploration and production globally.

The discussion in this MD&A focuses on the highlights of NXT's ongoing business development activities, and any significant changes arising prior to the filing of our MD&A for the three and twelve month periods ended December 31, 2018.

The consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

As a result of the extended duration between revenue bearing contracts, NXT’s balance of working capital has been declining since the closing of the first tranche of the Private Placement on February 2018.  As a result, the Company’s current and forecasted cash position is not expected to be sufficient to meet its obligations for the 12-month period beyond the date that these financial statements have been issued.

While near term survey prospects are expected to translate into revenue bearing contacts and provide positive contribution to the liquidity position, there are no certainties that several of these prospects will convert into executed contracts prior to the full depletion of the Company’s cash resources.  As discussed below, in February 2019, the Company signed a Co-operation agreement for which it will receive a non-refundable deposit of $200,000 United States Dollars in April 2019. In March 2019 NXT signed a SFD® Survey contract for the approximate revenue value of $8,900,000 United States dollars. Advance payments totaling $300,000 United States Dollars for mobilization and demobilization costs have been received in March of 2019 and an additional $1,000,000 United States Dollars is to be received in April 2019 upon successful completion of a 100-line km pilot survey. The Company has also taken further steps to reduce costs which include evaluating alternatives to reduce aircraft costs and office costs. In addition, the Advisory Board has been suspended indefinitely and staffing costs are being reduced with new human resource policies. If required, further financing options that may be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need and availability of any of these options will be dependent on the timing of securing further new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

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MD&A for the year ended December 31, 2018

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets, liabilities and the reported revenues and expenses.

Financial and Operational Highlights

Key financial and operational highlights for 2018 include:
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Following the Company’s participation at the Upstream West Africa Summit in Senegal in Q2, NXT management traveled twice to Africa to meet with representatives of the Nigerian National Petroleum Corporation (“NNPC”) and the Ghana National Petroleum Corporation (“GNPC”) to discuss the benefits SFD® would bring to their current exploration programs.
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Discussions with NNPC continued in the fourth quarter of 2018 and have resulted in the signing of a contract in March 2019 with PE Energy Limited, a Nigerian oil and gas service company, for the value of approximately $US8.9 million. Details of the contract are provided below.
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In February 2019, NXT entered into a Co-operative Agreement with Alberta Green Ventures (“AGV”), for AGV to propose up to three SFD® Surveys within two years. The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys. AGV now holds approximately 20.0% of the Company's 68,573,558 outstanding common shares including common shares issuable through the exercise of its warrants.
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NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America. This includes an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the Agreement, subject to approval from the TSX.
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NXT received notification of the granting of NXT's SFD® patent in China on April 13, 2018.
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In September, 2018, NXT received a United States patent for its new sensor design we term the “Cascade” configuration.
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The Cascade sensor is the result of NXT’s continued research & development efforts and builds upon our existing US patent. Management believes the Company’s Cascade sensors will provide enhanced ability for identifying trapped fluid bodies indicative of potential hydrocarbon accumulations along with improved reliability and flexibility during SFD® survey operations.
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In October 2018, we signed an MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, to further explore opportunities for NXT and PGP Inc. to work together. NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates.
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The MOU entered into between Generation Resource Discoveries (“GRD”), NXT’s regional representative, and the Government of Aceh, Indonesia on February 22, 2018, GRD has expired.

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MD&A for the year ended December 31, 2018

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As mentioned in the third quarter, as a result of recent political changes in the government of Sri Lanka, our contract negotiations have been put on hold. We will assess when discussions can be renewed.
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NXT completed a private placement financing on July 3, 2018 of $9,484,810 through the issuance of an aggregate of 10,264,946 units at $0.924 per unit (the "Private Placement"). Each unit consists of one common share and one-third of one common share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one common share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement on February 16, 2018. As the result of the Co-operation Agreement between AGV and NXT, the Company has received conditional approval from the Toronto Stock Exchange to extend the Warrants for 12 months until February 16, 2020, subject to disinterested shareholder approval.
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No survey revenues were recorded in 2018.
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A net loss of $1.39 million was recorded for Q4-18, including amortization expense of $0.45 million and stock-based compensation expense recovery in Q4 of $(0.17) million.
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A net loss of $6.97 million was recorded for 2018 YTD, including amortization expense of $1.79 million and stock-based compensation expense of $0.39 million.
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Operating activities used $1.16 million of cash during Q4-18 and net cash used for financing activities was $0.01 million.
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Losses per common share were $0.02 for Q4-18 and $0.11 for 2018 YTD (basic and diluted).
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Operating activities used $6.04 million as at 2018 YTD and net cash from financing activities was $9.18 million.
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General and administrative costs for 2018 YTD as compared to 2017 YTD have been reduced by $0.96 million or 19% mostly due to a reduction in headcount, public company costs and partially offset by increased business development activity.
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Cash and short-term investments at the end of the Q4-18 were $4.24 million.

Nigerian SFD® Survey

In March 2019, the Company has signed an $8.9 Million USD contract with PE Energy Limited (“PE”), a Nigerian oil and gas service company that has a contract with NNPC (National Nigerian Petroleum Company), to provide 5,000-line km of SFD® Surveys in Nigeria. Data acquisition operations for this contract are expected to commence in early April 2019 and NXT’s interpretations and recommendations are expected to be delivered during the third quarter of 2019.

The Company received a $300,000 USD mobilization fee in March 2019. A $1 Million USD pre-survey payment must be paid to NXT in April 2019 after performing a 100-line km pilot survey. The pilot survey must be completed to the satisfaction of NNPC to evaluate the response of the SFD® in the Nigerian geological environment. Thereafter, payments will be made upon completion of each of three (3) project milestones: (i) data acquisition (April/May 2019), (ii) interpretation and delivery of a report (June/July 2019) and (iii) upon satisfaction of all performance conditions under the contracts (August 2019). The contracts have resulted from more than six months of negotiations and the exchange of substantial technical information on the performance of the SFD®.

The Company conducted significant due diligence to ensure we understand the business environment and including compliance with the Canadian Corruption of Foreign Public Officials Act and all relevant related foreign laws. The Company has engaged advisors such as Norton Rose Fulbright and Kreller Group to provide guidance to ensure the integrity of these contracts.

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MD&A for the year ended December 31, 2018

As of April 1, 2019, the Company has begun to mobilize its aircraft and equipment to Nigeria, but has not begun the SFD® Surveys or pilot survey.

Co-operation Agreement and Warrant Extension

In February 2019, NXT entered into a Co-operative Agreement with one of its largest shareholders, AGV, to propose up to three SFD® surveys within two years. The Co-operative Agreement is based on a cost-plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.

Under the Agreement, NXT and AGV will consider at least two SFD® Surveys in North America and an additional one internationally. The first SFD® Survey is to be completed by August 31, 2019 and the fees payable by AGV are partially secured by a $200,000 United States Dollars non-refundable deposit payable within two months of signing the agreement. AGV has committed to completing an exploration drilling program on each of the lands subject to the SFD® surveys within two years of completion of the surveys.

As part of the consideration for the agreement, NXT has agreed to seek approval for a 12-month extension of the expiry date of certain common share purchase warrants held by AGV. The TSX has granted conditional approval to the extension, subject to disinterested shareholder approval. NXT intends to table a resolution for the approval of disinterested shareholders at the 2019 Annual Shareholder Meeting of the NXT to ratify a twelve (12) month extension of AGV’s 3,421,648 warrants (“Warrants”) to February 16, 2020. If approved, each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for an additional twelve months to February 16, 2020. The date of the Annual Shareholder Meeting is to be set for a date in the second quarter of 2019. Until the extension is approved by shareholders at the meeting, the warrants will not be exercisable by AGV. If the extension is not approved, then the warrants will terminate. If the Warrants are exercised they will contribute approximately $4,100,000 in cash flow to NXT.

Sales Representative Agreement and Contingent Private Placement

NXT has entered into a three-year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America. Contingent on achieving a $2,000,000 US$ sales quota in the first year of the sales representative agreement term, AGV will be granted an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the Agreement, up to a maximum of $5,000,000 US$. If this condition is met, NXT will seek approval from the TSX and any required shareholder approvals.

Private Placement

In July 2018, the Company completed the Private Placement. In total, AGV purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810.

As a result of the Private Placement, a total of 10,264,946 common shares and a total of 3,421,648 warrants were issued to the AGV. The allocation of gross proceeds was $8,766,039 to the common shares and $718,771 to the share purchase warrants, less share issuance costs of $407,429. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) estimated volatility of 65%, (iii) risk-free interest rate of 1.68% based on the Canada 1-Year Treasury Bill Yield and (iv) and expected life of 1 year. As of the date of this MD&A the Company has received conditional approval from the TSX to extend the warrants to February 16, 2020, subject to disinterested shareholder approval. As previously discussed as part of the Co-operation Agreement, NXT has agreed to seek approval to a 12-month extension of the expiry date of the common share purchase warrants held by AGV.

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MD&A for the year ended December 31, 2018

AGV now holds approximately 20.0% of the Company's 68,573,558 outstanding common shares including common shares issuable through the exercise of its warrants.

A finder’s fee of 3% of the total amount of the Private Placement was paid one half in shares and one half in cash was paid during the third quarter.

In connection with the closing on the final amount of the Private Placement, the Company and AGV entered into an Investor Rights Agreement pursuant to which: (a) AGV has the right to nominate one director for election to the Board (subject to AGV maintaining an equity ownership of at least 10% in the Company); (b) AGV is entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to AGV maintaining an equity ownership of at least 10% in the Company); (c) AGV is entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) AGV has agreed to a 18 month standstill from July 3, 2018 and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

In Q4-18, there was no change in the intended use of proceeds from this Private Placement. Proceeds will continue to be critical in providing NXT with the capital necessary to finance the Nigerian project in the second quarter of 2019 and finalize other SFD® contract negotiations for the deployment of our SFD® technology.

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows.

	Q4-18 Dec 31	Q3-18 Sept 30	Q2-18 June 30	Q1-18 Mar 31
Survey revenue	$-	$-	$-	$-
Net loss	(1,392,716)	(1,660,031)	(1,961,114)	(1,954,650)

Loss per share - basic	$(0.02)	$(0.02)	$(0.03)	$(0.03)
Loss per share - diluted	$(0.02)	$(0.02)	$(0.03)	$(0.03)

	Q4-17 Dec 31	Q3-17 30-Sep	Q2-17 June 30	Q1-17 Mar 31
Survey revenue	$-	$-	$-	$-
Net loss	(2,096,360)	(1,935,356)	(2,723,956)	(2,214,716)

Loss per share - basic	$(0.04)	$(0.04)	$(0.05)	$(0.04)
Loss per share - diluted	$(0.04)	$(0.04)	$(0.05)	$(0.04)

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MD&A for the year ended December 31, 2018

Significant or Unusual Items Impacting Net Loss:
There have been no revenues in the last eight quarters. The extent of the net loss in each quarter is mainly due to survey costs (related to aircraft lease and aircraft maintenance costs), G&A costs, and non-cash items like stock-based compensation expense ("SBCE"). All of these costs can be a significant expense in any given quarter. In addition, net loss was affected by the following:

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In Q4-18, SBCE was lower by $283,811 as unvested options were forfeited. In addition, G&A costs decreased $156,271 for two reasons. Firstly, business development decreased as most of the business development work was centred in Calgary supporting Nigerian SFD® survey negotiations. Secondly, there was a decrease in public company costs as the previous quarter had significant costs related to the Private Placement. Offsetting this was an increase of $44,010 in survey expenses as NXT’s aircraft incurred a scheduled major maintenance in December 2018.

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In Q3-18, a gain of $185,661 has been recognized on the extinguishment of a liability that was recorded before 2005 which is no longer payable. Also, interest income of $26,171 was earned on cash received from the Private Placement.

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In Q1-18, G&A costs were lower as NXT began to recognize the full extent of cost reductions started in the prior quarter.

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In Q4-17, G&A costs were higher due to severance and other costs incurred to implement cost reduction plans.

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In Q2-17, all costs related to an SFD® multi-client survey conducted in the Gulf of Mexico were expensed.

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MD&A for the year ended December 31, 2018

Summary of Operating Results
	Q4-18	Q4-17	2018 YTD	2017 YTD
Survey revenue	$-	$-	$-	$-
Expenses:
Survey costs	315,175	252,212	1,103,946	1,289,429
General and administrative	875,705	1,248,181	3,999,089	4,960,961
Stock-based compensation	(173,367)	84,351	386,154	581,356
Amortization of property & equipment	447,942	454,163	1,790,267	1,897,576
	1,465,455	2,038,907	7,279,456	8,729,322

Other Expenses (income):
Interest Expense (income), net	(21,626)	(440)	(62,004)	4,485

Foreign exchange (gain) loss	(20,330)	42,888	(19,852)	69,676
Other expense (recovery)	(30,783)	12,047	(229,089)	91,370
	(72,739)	54,495	(310,945)	165,531
Income (loss) before income taxes	(1,392,716)	(2,093,402)	(6,968,511)	(8,894,853)

Income tax expense :	-	2,958	-	75,545

Net Income (loss) for the period	(1,392,716)	(2,096,360)	(6,968,511)	(8,970,398)

Net Income (loss) per share - basic	$(0.02)	$(0.04)	$(0.11)	$(0.16)
Net Income (loss) per share - diluted	$(0.02)	$(0.04)	$(0.11)	$(0.16)

Net loss for Q4-18 compared to Q4-17 decreased by $700,686 (33%) or $0.02 per share. Headcount reductions decreased G&A by $166,025 along with no financing activity in Q4-18 reducing professional fees a further $155,923. SBCE decreased $257,718 as unvested options were forfeited in Q4-18. A foreign exchange gain was recorded in Q4-18 as a result of US$ currency exchange strength compared to the US$ CAD$. NXT has a $300,000 US$ deposit on its aircraft lease which is the source of most of the currency exchange gain. Interest income was significantly higher in Q4-18 as excess cash was invested in short-term investments. Finally, costs for several asset retirement obligations related to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations were significantly reduced in the quarter.

Net loss for 2018 YTD compared to 2017 YTD decreased by $2,001,887 (22%) or $0.05 per share. This was the result of headcount reductions and other cost savings reducing G&A by $961,872. Also, the Q2-17 Gulf of Mexico survey which was fully expensed in YTD-2017. YTD-2018 recorded interest income on short-term investments and the extinguishment of the liability recorded in 2005 that was determined to be no longer payable resulted in a gain of $185,661. There were no revenues in any of the periods.

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MD&A for the year ended December 31, 2018

Summary of Survey Expenses
	Q4-18	Q4-17	2018 YTD	2017 YTD
Aircraft lease costs	$154,397	$148,097	$610,029	$407,944
Amortization of deferred gain	(38,826)	(38,825)	(155,301)	(103,534)
Aircraft operations	199,342	142,608	648,783	613,450
Survey projects	262	332	435	371,569
Total Survey Expenses, net	315,175	252,212	1,103,946	1,289,429

During Q4-18, survey expenses related entirely to the aircraft lease and maintenance costs, net of charter hire revenue as there were no SFD® surveys conducted. Aircraft operation costs were higher than Q4-17 as a Phase 5 major maintenance was performed in the quarter. Aircraft lease costs were higher in Q4-18 due to the weaker CAD$ versus Q4-17. Lease payments are made in US$.

During Q2-17, the Company entered into a sale and leaseback transaction of its aircraft (the "Leaseback Transaction"). Accordingly, subsequent to entering into the Leaseback Transaction in April 2017, there were no lease costs, but amortization expenses were higher as NXT owned the aircraft until April 2017. In addition, an amortized deferred gain on sale that was realized upon completion of the Leaseback Transaction has been recorded since April 2017.

In comparing 2018 YTD with 2017 YTD, costs for aircraft operations are higher because of the Phase 5 major maintenance performed on the aircraft. This was offset by increased charter hours for all of 2018 YTD which offset operating costs. Aircraft lease costs in 2018 YTD are $202,085 higher than 2017 YTD as the lease payments started in May 2017, which resulted in 4 months less of lease costs in 2017. Correspondingly, amortization costs are lower in 2018 YTD. During Q2-17, NXT completed its first ever SFD® multi-client survey in the Gulf of Mexico. There have been no sales for the SFD® data recorded and therefore the direct costs of the survey were expensed during that quarter. Survey costs only represent the direct costs that were incurred during operations of this survey and exclude any indirect costs associated with the use of the technology.

The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. Any charter fees received are used to offset aircraft costs.

General and administrative expense – all salaries and overhead costs related to SFD® data interpretation staff are included in G&A and not included with direct survey expenses. The categories of costs included in G&A are as follows:

G&A Expenses	Q4-18	Q4-17	net change	%
Salaries, benefits and consulting charges	$510,491	$676,516	$(166,025)	(25)%
Board, professional fees, & public company costs	139,039	254,962	(115,923)	(45)%
Premises and administrative overhead	191,277	192,664	(1,387)	(1)%
Business development	38,463	89,466	(51,003)	(57)%
Bolivian overhead	(3,565)	34,573	(38,138)	(110)%
Total G&A Expenses	875,705	1,248,181	(372,476)	(30)%

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MD&A for the year ended December 31, 2018

G&A Expenses	2018 YTD	2017 YTD	net change	%
Salaries, benefits and consulting charges	$2,046,886	$2,709,194	$(662,308)	(24)%
Board, professional fees, & public company costs	781,330	909,729	(128,399)	(14)%
Premises and administrative overhead	753,380	842,994	(89,614)	(11)%
Business development	382,146	257,465	124,681	48%
Bolivian overhead	35,347	241,579	(206,232)	(85)%
Total G&A Expenses	3,999,089	4,960,961	(961,872)	(19)%

G&A Expenses decreased 30% or $372,106 in Q4-18 compared to Q4-17 as the result of the Company’s cost reduction efforts and refocusing of business development.

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The main reason that salaries, benefits and consulting charges were lower in Q4-18 when compared to Q4-17 is due to a reduction in corporate headcount. Also, severance costs directly related to the headcount reduction were incurred in Q4-17.

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Board, professional fees & public company costs, were 45% lower in Q4-18 compared to Q4-17 as the Company incurred costs indirectly related to rights offering in Q4-17. (“Rights Offering”)

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Premises and administrative overhead were flat in Q4-18 compared to the same period the prior year as most of these costs are fixed and long term in nature.

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Business development costs decreased by $51,003. In Q4-17, the Company incurred significant conference costs while in Q4-18 most of the business development activity was centred in the Calgary office as resources concentrated on the Nigerian SFD® survey negotiations.
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The Bolivian operations and office were closed in 2017, however the branch set up for tax and reporting purposes to satisfy Bolivian government requirements remains in a dormant status but is being formally closed. This should be completed in the second quarter of 2019. Final cost estimates to close the branch were obtained in Q4-18 and resulted in a credit of $3,565 versus previous quarter estimates. As the operations and office in Bolivia ceased in 2017, there is no effect on the financial results of the Company other than the closing costs.

G&A expenses decreased by 19% or $961,872 in 2018 YTD compared to 2017 YTD.

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The main reason for salaries, benefits and consulting charges being lower in 2018 YTD than 2017 YTD is due to a reduction in corporate headcount. In addition, focus was put on reducing vacation liabilities.

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Board, professional fees and public company costs, were 14% lower in 2018 YTD compared to 2017 YTD as the Advisory Board was indefinitely suspended and there was one less Director on the Board of Directors. Also, professional fees were higher in 2017 YTD as there were two significant transactions, the Rights Offering and the Sale Leaseback transaction which required significant legal assistance. In 2018 YTD, the significant transaction was the Private Placement.

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Premises and administrative overhead was 11% lower in 2018 YTD compared to the prior year, mostly due to lower property taxes and lower maintenance costs early in the year. In addition, there was significant cost reduction efforts in office overhead costs like supplies and subscriptions.

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MD&A for the year ended December 31, 2018

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Business development costs increased $124,681 as the Company increased marketing efforts for the SFD® technology during 2018.
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2018 YTD Bolivian overhead costs of $35,347 are related to closing of the branch.

Stock-based compensation – this expense varies in any given quarter or year as it is a function of several factors including the number of stock options issued in the period and the period of amortization (based on the term of the contract and/or number of years for full vesting of the options, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

SBCE in Q4-18 was lower compared to Q4-17 by $257,718. The expense was lower as significant unvested options were forfeited and almost all remaining options were fully vested earlier in 2018 YTD.

Other (Income)/Expenses	Q4-18	Q4-17	2018 YTD	2017 YTD
Interest (income) expense, net	$(21,626)	$(440)	$(62,004)	$4,485
Unrealized foreign exchange (gain) loss	(20,330)	42,888	(19,852)	69,676
Intellectual property, R&D and ARO	(33,510)	13,661	(43,428)	86,604
Gain on extinguishment of liability	-	-	(188,388)	-
Other, net	2,727	(1,615)	2,727	4,765
Total Other Expenses, net	(72,739)	54,494	(310,945)	165,530

Interest (income) expense, net – includes interest income earned on short-term investments netted by interest expense from capital lease obligations. Net interest income for Q4-18 was $21,626 as compared to net interest expense of $404 for Q4-17. For 2018 YTD net interest income was $62,004 and for 2017 YTD net interest expense was $4,485. Proceeds from the Private Placement were placed in short-term investments when they were received and therefore interest income increased versus the prior periods. Short-term investments were minimal in Q4-17 and 2017 YTD.

Unrealized foreign exchange (gain) loss – this total is caused by changes in the relative exchange values of the US$ and CDN$. For example, when the CDN$ trades higher relative to the US$, cash held in US$ and monetary assets denominated in US$ will decline in value. This decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in CDN$ to reduce the effect of market volatility. The security deposit for the aircraft is held in US$, which has a significant effect on the unrealized foreign exchange gain and loss each quarter.

The foreign exchange gain for the quarter was primarily caused by the translation of assets and liabilities in the Canadian Company which were held in US$.

Intellectual property, R&D and ARO – this category includes primarily costs related to intellectual property ("IP") filings and R&D activity related to the SFD® technology and costs for certain non-recurring, "project" activities.

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MD&A for the year ended December 31, 2018

For 2018 YTD, the Company's Intellectual property and R&D expenses were negative as it incurred less costs from a provider of services than originally estimated. The Company also updated estimates for several asset retirement obligations related to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations were significantly reduced in Q4-18.

Gain on Extinguishment of Liability - In 2018 YTD, the Company determined that liabilities it had recorded before 2005 were no longer payable. As a result, a gain of $185,661 was recorded in other income on the extinguishment of the liability. No cash was paid to settle the liability. For 2017 YTD, other expenses consisted primarily of costs incurred to secure a patent for SFD® in the United States and to continue to develop SFD® technology.

Amortization Expenses	Q4-18	Q4-17	2018 YTD	2017 YTD
Property and equipment	$26,759	$32,980	$105,534	$212,843
Intellectual property	421,183	421,183	1,684,733	1,684,733
Total Amortization Expenses	447,942	454,163	1,790,267	1,897,576

Total amortization expense – NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT's President & CEO, on August 31, 2015. As a result of this acquisition, NXT obtained the exclusive right to utilize the SFD® intellectual property in global hydrocarbon exploration applications.

The value attributed to the IP assets acquired in 2015 was $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and will also be subject to ongoing tests of potential impairment of the recorded net book value. No impairments were recognized during the years ended December 31, 2018 and 2017.

Property and equipment amortization is lower for the year ended December 31, 2018 versus the same period in the prior year due to the Leaseback Transaction as the Company no longer owns the aircraft.

Income Tax Expense	Q4-18	Q4-17	2018 YTD	2017 YTD
Income tax expense	$-	$2,958	$-	$75,454

Income tax expense – NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions, and services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain limited circumstances. Income tax expense for 2017 is a result of withholding taxes that were incurred on charges related to the Bolivia survey project. There was no income tax expense in Canada or Bolivia during 2018.

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MD&A for the year ended December 31, 2018

Competition

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology comparable to our SFD® survey system for oil and natural gas exploration.

Seismic is the standard technology used by the oil & gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment. An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development; however, these other airborne techniques are not as suitable for identifying areas with reservoir potential as the SFD® system.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at December 31, 2018 was $4,239,532.

In order for NXT to continue to operate on a going concern basis, NXT must generate sufficient cash from successfully signing contracts and receiving advance payments. NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to exceed G&A expenses and generate excess net cash flow from operations. Proceeds from past equity financings have been and the proceeds from the Private Placement are expected to be used to provide NXT with funds to pursue, close and implement commercial transactions currently in negotiation, develop additional revenue streams including multi-client data sales, strategic partnerships, for general corporate and working capital purposes. Please also see Description of Business regarding the Going Concern assumption over the next 12 months.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

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MD&A for the year ended December 31, 2018

During 2018, NXT continued to make progress in strengthening its liquidity and working capital position through a series of corporate actions described below.

Reduction in corporate costs: Following the completion of the Leaseback Transaction, NXT took further steps to reduce corporate costs. The most significant of these steps included a reduction in non-essential staff and new Human Resource policies to reduce staffing costs. Please see the discussion under "Summary of Operating Results – General and administrative expense" for the results of these reductions.

Private Placement: As discussed in the section Private Placement Closing, the Company closed the final portion of the Private Placement on July 3, 2018.

Nigerian SFD® Survey: With the signing of the Nigerian project with PE Energy including the receipt of $0.3 million US$ mobilization/demobilization fee, the expected receipt of the $1,000,000 advance payment after the completion of the pilot survey, and maintaining current staffing and spending levels, NXT estimates it will have sufficient funds to meet its ongoing obligations for a period of approximately 5 months from the date of this MD&A. If as expected NXT receives timely receipt of milestone payments from the Nigerian SFD® survey, NXT estimates it will have sufficient funds to meet its ongoing obligations for an additional 19 months. After this period NXT will require additional funds in order to continue to seek revenue contracts, pay salaries, suppliers and to maintain its aircraft obligations.

NXT has no secured debt and had net working capital of $3,823,832 as at December 31, 2018, as follows:

Net Working Capital Summary	Dec 31, 2018	Dec 31, 2017	net change as at Q4-18
Current assets (current liabilities)
Cash, cash equivalents and Short-Term Investments	$4,239,532	$1,116,618	$3,122,914
Accounts receivable	61,279	60,027	1,252
Prepaid expenses and deposits	65,159	107,363	(42,204)
Accounts payable and accrued liabilities	(499,535)	(1,562,394)	1,062,859
Income taxes payable	-	(201)	201
Current portion of capital lease obligation	(42,603)	(39,579)	(3,024)
Net Working Capital	3,823,832	(318,166)	4,141,998

The increase in working capital was due to the cash provided by the Private Placement, net of cash operating costs during 2018. In addition, liabilities are lower as the Company paid outstanding liabilities with funds received from the Private Placement.

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MD&A for the year ended December 31, 2018

The net decrease in accounts payable and accrued liabilities is comprised of the following movements:

Accounts Payable Summary	Dec 31, 2018	Dec 31, 2017	net change as at Q4-18
Trade accounts payable	$(138,509)	$(430,100)	$291,591
Deferred gain on sale of aircraft	(155,301)	(155,301)	-
Deferred employee salaries	-	(380,548)	380,548
Deferred director /Advisory Board payable	(48,079)	(213,181)	165,102
Accrued liabilities	(110,375)	(212,701)	102,326
Vacation pay accrued	(47,271)	(170,563)	123,292
Total Accounts Payable	(499,535)	(1,562,394)	1,062,859

Trade accounts payable as at December 31, 2018 decreased by $291,591 compared to those outstanding as at December 31, 2017 as several deferred payables were settled during Q2-18 and the Company kept liabilities current during the year. Deferred employee salaries decreased to $nil as the salary deferral program ended and employees were paid their outstanding deferred salaries. Deferred director and Advisory Board fees decreased by $165,102 as most of these outstanding liabilities were paid or settled upon termination of contracts during 2018. Board of Director fees have also been settled on time during the last two quarters of 2018. As with other liabilities, accrued liabilities are lower by $102,326 as outstanding accruals were settled during 2018. Vacation pay accrued decreased by $123,292 as employees took significant vacation time and any remaining outstanding balances from prior years were settled.

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances and net of any cash transferred into/out of short-term investments. Further information on the net changes in cash, by each of the operating, financing, and investing activities, is as follows:

Cash Flow Summary - from / (used in)	Q4-18	Q4-17	2018 YTD	2017 YTD
Operating activities	$(1,162,392)	$(514,183)	$(6,043,919)	$(5,464,679)
Financing activities	(12,187)	2,019,865	9,176,839	2,022,944
Investing activities	1,100,000	(1,408,765)	(2,960,006)	3,117,858
Net source (use) of cash	(74,579)	96,916	172,914	(323,878)
Cash and cash equivalents, start of period	414,111	69,702	166,618	490,496
Cash and cash equivalents, end of period	339,532	166,618	339,532	166,618

Cash and cash equivalents	339,532	166,618	339,532	166,618
Short-term investments	3,900,000	950,000	3,900,000	950,000
Total Cash and Short-Term Investments	4,239,532	1,116,618	4,239,532	1,116,618

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MD&A for the year ended December 31, 2018

Operating Activities	Q4-18	Q4-17	2018 YTD	2017 YTD
Net income (loss) for the period	$(1,392,716)	$(2,096,360)	$(6,968,511)	$(8,970,398)
Total non-cash expense items	184,362	591,003	1,782,762	2,676,705
	(1,208,354)	(1,505,357)	(5,185,749)	(6,293,693)
Change in non-cash working capital balances	45,962	991,174	(858,170)	829,014
Total Cash from (used in) Operating Activities	(1,162,392)	(514,183)	(6,043,919)	(5,464,679)

For all periods, changes in operating cash flow was driven by the lack of revenue and incurred operating costs for the period. Operating cash outflow decreased by $648,209 when comparing Q4-18 versus Q4-17 as liabilities were being deferred during Q4-17. This was partially offset by lower costs in Q4-18. When comparing 2018 YTD to 2017 YTD cost reduction and cash deferral efforts reduced the operating cash by $1,107,944, but payments of deferred liabilities decreased non-cash working capital by $1,687,184 resulting in a total change of $579,240 (decrease) in operating cash flow.

Financing Activities	Q4-18	Q4-17	2018 YTD	2017 YTD
Proceeds from exercise of stock options	$-	$5,575	$5,067	$35,994
Net proceeds from Private Placement/Rights Offering	(2,033)	2,029,867	9,211,351	2,029,867
Cost of Shares for Debt	-	(6,149)	-	(6,149)
Repayment of capital lease obligation	(10,154)	(9,428)	(39,579)	(36,769)
Total Cash from (used in) Financing Activities	(12,187)	2,019,865	9,176,839	2,022,943

NXT recorded a net cash financing outflow of $12,187 in Q4-18 on payment for its capital lease and a $9,176,839 inflow during 2018 YTD as a result of proceeds received from the closing of tranches in the Private Placement. The 2017 inflows were from the Rights Offering in Q4-17.

Investing Activities	Q4-18	Q4-17	2018 YTD	2017 YTD
Sale/(purchase) of property and equipment	$-	$(1)	$(10,006)	$3,133,532
Decrease (increase) in short-term investments	1,100,000	(889,999)	(2,950,000)	503,091
(Increase) in deposits	-	(518,765)	-	(518,765)
Total Cash from (used in) Investing Activities	1,100,000	(1,408,765)	(2,960,006)	3,117,858

Short-term investments in Q4-18 decreased by $1,100,000 to pay operating costs. 2018 YTD short-term investments increased as a result of the Private Placement. In Q4-17, short-term investments increased from funds received from the Rights Offering. 2017 YTD, short-term investments decreased to fund operations. During Q2-17, funds were received from the Leaseback Transaction.

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MD&A for the year ended December 31, 2018

Contractual Commitments

Aircraft and office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10-year term at an estimated minimum monthly lease payment of $48,243 (including operating costs), ending in September 2025.

The leaseback of NXT's aircraft is an operating lease with a minimum term of 60 months, ending in March 2022 and monthly lease payments of approximately US$39,500.

The estimated minimum annual commitments for these leases are as follows, as at December 31, 2018:

For the period ended December 31	Office Premises	Aircraft
2019	$578,914	$646,631
2020	581,892	646,631
2021	590,823	646,631
2022	590,823	161,657
2023	590,823	-
	2,933,275	2,101,550
Thereafter, 2024 through 2025	1,033,941	-
	3,967,216	2,101,550

Financial Instruments

The Company’s non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and capital leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments, though NXT will not be able to meet its obligations for its capital and operating leases if contract payments are not received as expected. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

As at December 31, 2018, the Company held no derivate financial instruments.

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MD&A for the year ended December 31, 2018

Additional Disclosures – Outstanding Share Capital and Dilutive Securities

	April 1,	December 31,	As at December 31,
	2019	2018	2017
Common shares issued and outstanding:
Common shares	68,573,558	68,573,558	58,161,133
Common shares issuable upon exercise:
Warrants	3,421,646	3,421,646	-
Stock options	1,272,000	1,297,000	1,648,667
Total Share Capital and Dilutive Securities	73,267,204	73,292,204	59,809,800

NXT has agreed to seek approval to a 12-month extension of the expiry date of certain common share purchase warrants held by AGV. The TSX has granted conditional approval to the extension, subject to disinterested shareholder approval. NXT intends to table a resolution for the approval of disinterested shareholders at the 2019 Annual Shareholder Meeting of the NXT to ratify a twelve (12) month extension of AGV’s 3,421,648 warrants (“Warrants”) to February 16, 2020. If approved each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for an additional twelve months to February 16, 2020. The date of the Annual Shareholder Meeting is to be set for a date in the second quarter of 2019. Until the extension is approved by shareholders at the meeting, the warrants will not be exercisable by AGV. If the extension is not approved, then the warrants will terminate.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of this MD&A other than operating leases as described in Contractual Commitments and Availability of Aircraft in the Risk Factors Section.

Other Transactions with Related Parties

One of the members of NXT's Board of Directors, Thomas Valentine is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	For the three-month period		For the twelve-month period
	ended December 31		ended December 31
	2018	2017	2018	2017
Legal Fees	$7,796	$88,936	$249,218	$172,199

Accounts payable and accrued liabilities includes a total of $5,999 ($120,479 as at December 31, 2017) payable to this law firm. Norton Rose Fulbright continues to provide legal services to NXT.

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MD&A for the year ended December 31, 2018

In addition, accounts payable and accrued liabilities include $7,461 ($14,210 as at December 31, 2017) related to re-imbursement of expenses owing to the CEO of NXT.

 Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year-ended December 31, 2018.

The following is also important to note:

Revenue recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized over time by measuring the progress toward complete satisfaction of its performance obligations to the customer. This method of revenue recognition is currently deemed appropriate given the complex nature of the end product that is delivered to the client. While the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly-related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies

Leases

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements.  The new standard establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and corresponding lease liability on the balance sheet for all leases longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The Company will adopt the new standard when it becomes effective on January 1, 2019. NXT will apply modified retrospective transition approach which it will apply to the new standard to all leases existing at the date of initial application being January 1, 2019. Consequently, financial information for prior periods will not be restated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

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MD&A for the year ended December 31, 2018

The Company will elect the package of practical expedients which permits entities not to reassess prior conclusions about lease identification, lease classification, and initial direct costs under the rules of the new standard.

The most significant effects of adoption will relate to the recognition of the new ROU assets and lease liabilities on the Company’s balance sheet for its operating leases and providing significant new disclosures about the Company’s leasing activities. On adoption on January 1, 2019, the Company will recognize ROU assets and related lease liability of approximately $3 million based on the present value of the remaining minimum lease payments for existing operating leases.

Risk Factors

NXT is exposed to numerous business-related risks, some of which are unique to the nature of its operations. Many of these risks cannot be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model however, this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of current assets less current liabilities. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

Financial Statements

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate primarily to the measurement of accrued liabilities, stock-based compensation expense, valuation of future income tax assets, estimates for asset retirement obligations, and the useful lives of capital assets and intellectual property.

The estimates and assumptions are reviewed periodically and are based upon the best information available to management; however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss and assets and liabilities.

Commodity Prices

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services and prospective revenues may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

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MD&A for the year ended December 31, 2018

Foreign Currency Fluctuations

We currently conduct cash transactions and have holdings in Canadian dollars, U.S. dollars and periodically have holdings of local currency in other countries. We generally contract to earn revenues in U.S. dollars and potentially may earn revenues in Canadian dollars and other foreign currencies.

Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities but are reviewing opportunities to do so. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies.

Our financial position will be affected by exchange rate fluctuations. We may earn revenue and incur expenses denominated in foreign currencies yet report our financial results in Canadian dollars. Furthermore, we intend to enter into contracts to provide services in foreign countries and may periodically conduct business in other currencies such as the Euro. Changes in currency exchange rates could have an adverse effect on the Company's business, financial condition and results of operations.

Interest Rate Fluctuations

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.

Availability of Aircraft

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire revenues from the aircraft through a 3rd party, Air Partners.

Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

In the event that NXT’s aircraft is not available (due to damage, a need for extensive repairs, or other unforeseen events) to conduct survey projects, there is a risk that suitable alternative aircraft may not be available on a timely basis from other charter operators when needed. This inability to conduct survey operations could have a material adverse effect on the Company's business, financial condition and results of operations.

Segregation of Duties

Certain duties that are most appropriately segregated between different employees are due to our current limited staff, assigned to one or two individuals depending on the task.

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MD&A for the year ended December 31, 2018

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals, and in larger organizations, to separate departments. We often cannot allocate these functions to separate individuals because our administrative staff is limited.

Although we have adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions, these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes us to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on our business, financial condition and results of operations.

Related Party Transactions

We may periodically enter into related party transactions with our officers and directors. The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our CEO, President and Chairman wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration. In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares, and the remaining 8,000,000 preferred shares were converted in August 2015.

Although we manage this potential conflict of interest risk through maintenance of a strong independent board of directors (the “Board”), all related party transactions have the potential for conflicts of interest that may compromise the ability of Board members to exercise their fiduciary responsibility to NXT shareholders.

For the period December 1, 2017 to January 31, 2018, Mr. Selby acted as the Interim CFO of the Company.

Conflicts of Interest

Mr. George Liszicasz, our CEO, is our largest shareholder, and as of April 1, 2019 owns approximately 23% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

Controls do exist to mitigate any potential risks associated with this conflict of interest. Mr. Liszicasz adheres to a code of conduct which includes a fiduciary responsibility to the Company and its shareholders, and this conduct is governed by the independent Board of directors who collectively represent a majority of the Board. Furthermore, all material related party transactions are disclosed publicly.

However, should these conflict of interest controls not be effective, decisions could be made by the Company that may advantage Mr. Liszicasz and negatively impact other shareholders.

Rights to SFD® Technology

Our rights to ownership and use of SFD® technology depended on Mr. Liszicasz having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the TTA.

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MD&A for the year ended December 31, 2018

A risk exists that an unknown party may claim some legal entitlement to our intellectual property, our rights to commercialize this intellectual property or our right to create SFD® devices and processes. However, we believe that such a claim would be without merit.

The SFD® technology is an essential component of our business plan. If a third party challenged our lawful entitlement to this technology, the legal defense of our right to the technology may be expensive and could cause a loss of our right to the SFD® technology, or a protracted legal process to assert our right to the technology would have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Specialized Equipment

We rely on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations. We would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors. Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors. During this period, we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client drawing on a contract performance bond posted by the Company or otherwise making claims against the Company for breach of contract. In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

NXT seeks to mitigate this risk by researching new designs and constructing additional SFD® sensor devices.

Geological Conditions

As the Company is in the early commercialization phase, SFD® surveys have not been tested over all potential geological conditions. Some geological conditions may subsequently be proven to be unsuited for SFD® surveys thereby creating unforeseen limitations to the application of SFD® surveys.

Any limitation to the application of SFD® surveys has the potential of restricting future revenue opportunities and if not properly disclosed to industry clients, such limitations may impact the reputation of the Company with these clients.

Technological Improvement

Unless we pursue ongoing technological improvement and development, we may be unable to respond to changes in customer requirements or new competitive technologies.

We must continue to refine and develop our SFD® survey system to make it scalable for growth and to respond to potential future competitive pressures. These improvements require substantial time and resources. Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology. Our inability to keep pace with new technologies and evolving industry standards and demands could have a material adverse effect on our business, financial condition and results of operations.

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MD&A for the year ended December 31, 2018

Reliance on Key Personnel

We rely on a limited number of key personnel who collectively possess the knowledge and skills to conduct SFD® surveys and interpret SFD® data as required to meet contract obligations. Additional or replacement personnel cannot be found and trained quickly. The loss of any of these key persons or increased demand for our services from clients could impair our ability to meet contract obligations, thereby adversely impacting our reputation and our ability to earn future revenue from clients.

The Company's future success depends, to a significant extent, on the continued service of its key technical and management personnel and on our ability to continue to attract and retain qualified employees. The loss of the services of our employees or a failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We do not have “key man” insurance on any of our personnel.

The Company put in place employment agreements with its chief executive officer, George Liszicasz.

We have a dependence on Mr. Liszicasz and three other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology. We are working to minimize dependency on key personnel. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently, a total of four persons, two of which are highly experienced, are trained to interpret SFD® signals.

Although we have engaged employees with suitable credentials to work with Mr. Liszicasz to enhance our interpretation process and further develop the SFD® technology, if we are unable to reduce dependence on Mr. Liszicasz and he becomes incapable of performing or unwilling to perform these functions, then there may be an adverse effect on our ability to interpret the data from SFD® surveys or to enhance our technology.

Within the province of Alberta, the skilled personnel that we require may periodically be in short supply and there is specialized training required that can take several months in order for a new employee to become effective. If we cannot hire these key personnel, we have inadequate time to train them or should we lose current personnel, then our ability to accept contracts or meet contract commitments may be adversely affected, thereby restricting our ability to earn revenue.

Cyber Security

Our ability to manage our operations successfully is critical to our success. Our business relies on our ability to electronically gather, compile, process, store and distribute data and other information. Unintended interruptions or failures resulting from computer and telecommunications failures, equipment or software malfunction, power outages, catastrophic events, security breaches (such as unauthorized access by hackers), social engineering schemes, unauthorized access, errors in usage by our employees, computer viruses, ransomware or malware, and other events could harm our business.

In April 2019, we were the target of a ransomware attack that involved the infiltration and infection of our computer systems.  We made no payments relating to the ransomware, and believe we lost no data.  Following the ransomware incident, we began undertaking remediation efforts and other steps to enhance our data security infrastructure. In connection with these efforts, we have incurred costs and expect to incur additional costs as we take further steps to prevent unauthorized access to our systems and the data we maintain.  We cannot provide any assurance that all potential causes of the incident have been identified and remediated and will not occur again.  While we have taken measures to minimize the impact of these problems, the proper functioning of these systems is critical to our business operations. Any security breach or failure in our computer equipment, systems or data could result in the interruption of our business operations and adversely impact our financial results.

Ability to Trade Shares

There is no certainty that an investor can trade our common shares on public markets at a stable market price. The Company has historically had a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), and the United States (“U.S.”) OTC Markets Group’s Venture Stage Marketplace (the “OTCQB”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained. Effective March 22, 2016, the Company’s application to graduate from the TSX-V to the broader Toronto Stock Exchange (“TSX”), Canada’s premier stock exchange listing, was approved.

The market price for the common shares on the exchanges where our stock is listed has been, and we anticipate will continue to be, extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time to time relative to our operating performance, clients exploration results, financing, advances in technology or other business developments.

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MD&A for the year ended December 31, 2018

Because we have a limited operating history and a limited history of profitability to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price. Given the relatively low historic trading volumes, small trades of NXT’s common shares can adversely and potentially dramatically affect the market prices for those shares.

Accordingly, investors in our common stock should anticipate both volatile stock price and poor liquidity unless these conditions change.

Dividends

We have never paid any cash dividends on our common shares and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of directors and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our Board of directors may deem relevant at that time.

Dilution

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares. We may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our Board of Directors may, in its discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws. Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares which may result in common share value dilution.

Intellectual Property

We may not be able to protect our trade secrets and intellectual property from competitors who would use this knowledge to eliminate or reduce our technological advantage.

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property (“IP”). We have commenced an IP strategy process to obtain patents related to the SFD® technology, while also utilizing “trade secrets” protection of the proprietary nature of our technology as applicable.

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MD&A for the year ended December 31, 2018

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful in 2017. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

So far, SFD® patents have been granted in Russia (January 2017), Japan (July 2017), Canada (August 2017), Europe (September 2017) and the United States (November 2017), and notices of allowance have been also received from Mexico (July 2017) and China (March 2018), which are areas of prime commercial focus for the Company. As of the writing of this financial report, NXT has been granted patents, filed or received patent allowance for SFD® in different 48 countries. The SFD® patents serve an important purpose beyond the protection they provide to the proprietary SFD® technology. Our patents also serve as an independent third-party verification of the scientific principles that form the basis of the SFD® process and its application.

The patent protection application process requires disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore, we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us. Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights. We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

We do enjoy common and contract law protection of our technology and trade secrets. Employees and contractors are governed by confidentiality agreements as well as a fiduciary responsibility to protect our technology, supporting documentation and other proprietary information.

Our strongest protection of the SFD® technology comes from restricting access to knowledge concerning the technology. Only a very limited number of NXT personnel have access to or knowledge of the underlying SFD® technology and no one employee and only one officer has access or knowledge of all aspects of the SFD® system. Currently, no third party has any significant knowledge of the technology. As further protection, SFD® equipment does not leave the direct control of NXT employees, thereby preventing unauthorized replication of the equipment.

The Company reassesses the appropriateness of its IP protection strategy on an ongoing basis and seeks advice from IP advisors as necessary.

It is possible that a third party will copy or otherwise obtain and use the Company's technology without authorization, develop a similar technology independently or design around the Company's secrets. Accordingly, there can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of our IP will be successful.

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MD&A for the year ended December 31, 2018

An inability to protect our IP would make it possible for competitors to offer similar products and services that could have a material adverse effect on our business, financial condition and results of operations.

Flight Operations

We experience operational hazards in our flight operations that may subject us to potential claims in the event that an incident or accident occurs.

The flight operations of SFD® surveys are subject to the hazards associated with general flight operations. An aircraft accident may cause personal injury and loss of life, as well as severe damage to and destruction of property or the SFD® sensors and related equipment.

Independent third parties provide all the services required to maintain and operate the aircraft; they bear the primary risks of flight operations. These services are provided by an organization accredited by Transport Canada to operate aircraft in accordance with Transport Canada approved and audited operating procedures. The aircraft operator employs the required pilots, aircraft maintenance engineers and support personnel and ensures that they operate within their Transport Canada operating certificate. Our employees do not perform any airworthiness or flight safety operations.

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations, and we obtain insurance coverage to provide us with additional risk protection. In addition, we maintain general business insurance coverage, and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a lawsuit of this nature is not determinable. Furthermore, to the extent that our SFD® equipment is damaged, we may be unable to conduct SFD® surveys for several months following an accident.

Foreign Countries

We conduct operations in foreign countries, which exposes us to several risks that may have a material adverse effect on the Company.

Criminal Activity and Social Instability – We have operated in the past in foreign countries such as Colombia, which over the past two decades experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not deteriorate again, nor are these risks eliminated as yet. Furthermore, other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact our ability to earn revenue, dramatically add to our cost of operations or potentially prevent us from earning any survey revenue in a country.

In addition, foreign markets may be susceptible to a higher risk of corruption and bribery. All of NXT’s employees, contractors, and independent sales agents are required to adhere to the Company’s code of conduct and business ethics, which prohibits illegal activities, including any acts of bribery or corruption.

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MD&A for the year ended December 31, 2018

Political Instability - Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect our business. Exploration may be affected in varying degrees by government regulations which have the effect of restricting exploration and production activities. These changes may adversely impact the laws and policies governing price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, site safety or other areas.

Currently, there are no restrictions (other than the payment of local with-holding taxes) on the repatriation back to Canada of our earnings in foreign countries in which we have operated, such as Colombia and Bolivia; however, there can be no assurance that significant restrictions on repatriation to Canada of earnings will not be imposed in the future.

Our operations may also be adversely affected by changes in laws and policies in Canada impacting foreign travel and immigration, foreign trade, taxation and investment.

Commercial Disputes – While operating in a foreign country, we are subjected to local commercial laws which often involve executing contracts in a foreign language. Although every effort is made to ensure we have access to an accurate English translation, misunderstanding and potential disputes between parties may arise.

In the event of a dispute arising in connection with our foreign operations for any reason, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a government instrumentality because of the doctrine of sovereign immunity.

Accordingly, these risk factors have the potential of adversely reducing the level of survey revenue from our clients, our ability to operate effectively or our ability to be paid for our services and may have a material adverse effect on our financial position.

Where possible, NXT utilizes risk mitigation products offered by entities such as Export Development Canada (“EDC”). EDC financial products include insurance coverage of contract accounts receivable, guarantee support for contract performance bonds, and wrongful call insurance for such bonds.

Flight Permits

We rely upon the right to conduct airborne surveys in foreign countries. These foreign operations expose us to the risks that we will be prevented from conducting surveys when requested by clients.

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the U.S. Federal Aviation Administration (“FAA”) governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys.

For example, in South American countries in which we have operated, such as Colombia and Bolivia, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority, and obtaining permits from the local Air Force. We have successfully operated in South America and other global regions in accordance with these typical requirements.

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MD&A for the year ended December 31, 2018

With our North America and International experience to date, we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys. However, we may encounter government restrictions in other countries that may impact or restrict our ability to conduct surveys.

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country, then we will not be able to earn revenue in the country and we may be exposed to forfeiting any performance bonds which may have been issued.

Disclosure Controls and Procedures ("DCP") and
  Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), together the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission, the Company's Responsible Officers concluded that there are material weaknesses in the Company's ICFR that have a direct impact on the Company's DCP:

●
Due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

●
NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have historically included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.

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MD&A for the year ended December 31, 2018

The small size of the Company's finance team has resulted in control deficiencies in maintaining DCP and ICFR that in turn have led to a recurrence of previously identified deficient disclosure and the requirement for refiling of certain disclosure documents.  To address this issue and improve ICFR moving forward, management has established a practice of increased engagement of the Company's Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

NXT's efforts to mitigate the risks associated with the above-mentioned deficiencies has resulted in an improvement in its DCP. The CEO and CFO concluded that, as at December 31, 2018, the Company's ICFR have improved, but are still not effective and as a result its DCP are still not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. NXT continues a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which the Company expects to see benefits during 2019. The Responsible Officers continue to take certain actions to remediate these material weaknesses including: (i) the implementation of new controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, even though the previous CFO left the Corporation in November 2018 the Company continues to take actions to remediate these material weaknesses. To ensure continuity of the Chief Financial Officer role the Corporate Controller is serving the as the Interim CFO and subject matter consultants have been engaged to assist the Interim CFO as the need arises.

The new controls over financial reporting and disclosure policies and responsibilities have been performed over three quarterly periods and are being tested. Material weaknesses cannot be considered remediated until the remedial controls operate for a sufficient period of time and Responsible Officers have concluded through testing that these controls are operating effectively.

It should be noted that a control system, including the Company's DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Additional Information

Additional information related to the Company including the Company’s Annual Information Form is available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

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MD&A for the year ended December 31, 2018